ARMSTRONG WORLD INDUSTRIES, INC. 2500 COLUMBIA AVE., P.O. BOX 3001 LANCASTER, PA 17604 717.397.0611 www.armstrong.com

THOMAS B. MANGAS SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

PHONE: FAX: E-MAIL:	(717) 396-3296 (717) 396-6133 tbmangas@armstrong.com

January 14, 2013

Via EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Dear Mr. O’Brien:

Re:	Armstrong World Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed October 29, 2012
File No. 1-2116

We acknowledge receipt of your comment letter dated December 18, 2012. For your convenience in reviewing our response, we have repeated each comment and presented our response thereto. We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 18

Critical Accounting Estimates, page 20

U.S. Pension Credit and Postretirement Benefit Costs, page 20

Comment

1.	In future filings, please expand your discussion and analysis of the changes in the material assumptions impacting pension expense (e.g., discount rate and estimated long-term return on plan assets) to explain to investors how the changes led to the recognition of a pre-tax actuarial loss of $98.2 million for the US pension plans. In this regard, we note that the pension and postretirement adjustments adversely impacted 2011 comprehensive income by 88%. Material adjustments to comprehensive income should be fully explained.

Mr. Terence O’Brien	January 14, 2013

Armstrong Response

We will expand our discussion and analysis of the changes in the material assumptions impacting pension and post-retirement expense to include further explanation of material actuarial gains/losses resulting from our assumptions. Our disclosures will include the actuarial gains/losses attributable to discount rate, return on assets and any other material factor. These disclosures will address amounts impacting comprehensive income. Our first opportunity to address these matters and include the requested additional disclosure is in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (“2012 10-K”).

Results of Operations, page 24

Comment

2.	In future filings, please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, and raw material inflation pass-through contributed to the increase or decrease in net sales, gross profit margin, and operating income at the consolidated and segment levels. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items impacting earnings. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Armstrong Response

Starting with our 2012 10-K, to the extent practicable and in a manner which preserves confidential and proprietary information and avoids competitive harm, we will supplement our existing disclosures to quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, and raw material inflation pass-through contributed to the change in net sales and operating income at the consolidated and segment levels. We will also quantify the impact of other identified factors, if any, that contribute to material fluctuations in the line items impacting earnings.

Contractual Obligations, page 33

Comment

3.	In future filings, please revise your contractual obligations table to provide information in the table or in the footnotes to the table that will allow an investor to understand the amount of your pension and postretirement obligations and the timing of the expected contributions. While we understand that there may be uncertainty that can affect the determination of future minimum statutory funding requirements and expected contribution, it may be possible to develop estimates base on conditions that exist at the balance sheet date. In this regard, you would need to disclose the factors that could affect the estimates of the expected contributions. We also note the $29.2 million of expected 2012 contributions disclosed on page 74. Please refer to item 303(a)(5) of Regulation S-K for guidance.

Armstrong Response

Starting with our 2012 10-K, we will revise the contractual obligations table and/or the related footnotes to provide information that will allow an investor to understand the amount of our pension and postretirement obligations and the timing of the expected contributions. We will also disclose the factors that could affect the estimates of the expected contributions.

Mr. Terence O’Brien	January 14, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Note 11. Income Tax Expense, page 14

Comment

4.	We note that the release of the valuation allowance for your foreign tax credits during fiscal year 2012 was a factor in the decline in your effective tax rate from 42.8% to 29.1%. This lower rate had a 19% positive impact on 2012 earnings from continuing operations. For each specific foreign tax credit deferred tax asset for which you changed the accompanying valuation allowance in 2012, please:

•	Quantify the gross amounts of the foreign tax credit deferred tax asset by jurisdiction as of December 31, 2011.

•	Describe the original transactions that generated each foreign tax credit deferred tax asset;

•	Quantify the valuation allowance recognized as of December 31, 2011 for each foreign tax credit deferred tax asset by jurisdiction;

•	Describe the specific positive and negative factors you considered as of December 31, 2011 in establishing the valuation allowance for each foreign tax credit deferred tax asset;

•	Describe the transactions that caused any changes in the amount of the gross foreign tax credit deferred tax asset recognized from the end of fiscal year 2011 through September 30, 2012;

•

Describe in detail, by jurisdiction, the specific changes in your tax planning strategies that you now believe will enable you to realize each foreign tax credit deferred tax asset along with the changes in facts and circumstances that prompted you to develop these new tax planning strategies; and,

•	Describe any objective evidence that supports your ability to implement the tax planning strategies – compliance with ASC 740-10-30-16 – 30-25 and ASC 740-10-55-39 – 55-48 should be clearly evident.

Armstrong Response

The foreign tax credit deferred assets and related valuation allowance as of December 31, 2011 and September 30, 2012 were all related to the U.S.

$ Millions	December 31, 2011	September 30, 2012
Total foreign tax credit deferred tax assets	$118.2	$119.4
Valuation allowance	$(15.7)	—

The U.S. foreign tax credit deferred tax assets were generated by intercompany dividends from foreign subsidiaries paid in 2004, 2005, and 2011. The amount of the valuation allowance for foreign tax credit deferred assets is dependent on U.S. taxable income and foreign source income.

As shown above, the amount of gross foreign tax credit deferred tax assets did not change substantially from December 31, 2011 to September 30, 2012. However, the valuation allowance for these deferred tax assets was reduced as a result of an increase in foreign source income, in part due to the expanded utilization of foreign procurement activities. During the third quarter of 2012, our foreign procurement subsidiary entered into supply contracts expanding its global reach. In our judgment, the foregoing items produced the necessary positive evidence as required under ASC 740 to conclude that a valuation allowance was no longer necessary for these foreign tax credit deferred tax assets.

Mr. Terence O’Brien	January 14, 2013

We did not base any of the valuation allowance reductions on projected impact of future tax planning strategies. We do, however, acknowledge that, upon further review, our disclosures on page 14 of the Form 10-Q for the period ended September 30, 2012 attributing a decrease in the valuation allowance relating to foreign tax credits to “a result of tax planning….” may be fairly interpreted as referencing future tax planning activities. We acknowledge that our disclosures could have referenced “as a result of higher foreign source income, in part due to the implementation of tax planning” in the interest of clarity. Accordingly, starting with our 2012 10-K, we will be more clear when describing changes to valuation allowances for deferred tax assets.

In connection with our response to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further clarification, please feel free to contact Steve McNamara, Vice President and Controller, at (717) 396-3420 or me at (717) 396-3296.

Sincerely,

Thomas B. Mangas

Senior Vice President and Chief Financial Officer